July 24, 2012

VIA EDGAR

Sharon Blume

Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:      Bank Bradesco

 Form 20-F for the Fiscal Year Ended December 31, 2011

 Filed on April 30, 2012

 File No. 001-15250

Dear Ms. Blume:

On April 30, 2012, Bank Bradesco, referred to herein as the “Company”, filed with the Securities and Exchange Commission its annual report on Form 20-F for the fiscal year ended December 31, 2011, referred to herein as the “annual report.”  The Company received a letter dated July 3, 2012 with comments from the Staff of the Securities and Exchange Commission on the annual report.

The following is the Company’s response to the Staff’s comments contained in its letter dated July 3, 2012.  For convenience, the numbered responses set forth below correspond to the numbered comments in that letter.  Capitalized terms used but not defined herein are used as defined in the annual report.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 3. D. Risk Factors

Risks relating to Bradesco and the Brazilian banking industry

The Brazilian government regulates the operations of Brazilian financial institutions…., page 16

1. We note you are one of the largest credit card issuers in Brazil as of December 31, 2011. We further note your disclosure here regarding new regulations affecting the credit card industry that may have a material adverse effect on the revenues from your credit card business.

Please revise your future filings to describe in more detail the impact these regulations have had or will have on your credit card fee income. Provide us with your proposed disclosure.

Sharon Blume

United States Securities and Exchange Commission

July 24, 2012

In response to the Staff´s comment, the Company has reevaluated the impact of the regulations on credit card fee charges on its credit card revenues.  The regulations took effect beginning in June 2011; upon further analysis of the impact of such regulations during the second semester of 2011 and in 2012 to date, the Company has now concluded that the regulations did not in fact have a material adverse effect on its credit card revenues and, accordingly, do not present a material risk relating to the Company or the Brazilian banking industry.  As a result, in future filings the Company plans to delete the reference to such regulations potentially having a material adverse effect on its results.  For illustrative purposes, the proposed change to the risk factor is set out below:

“The Brazilian government regulates the operations of Brazilian financial institutions and insurance companies, and changes in existing laws and regulations or the imposition of new laws and regulations may negatively affect our operations and revenues.

Brazilian banks and insurance companies, including our banking and insurance operations, are subject to extensive and continuous regulatory review by the Brazilian government. We have no control over government regulations, which govern all facets of our operations, including the imposition of:

•       minimum capital requirements;

•       compulsory deposit/reserve requirements;

•       investment requirements in fixed assets;

•       lending limits and other credit restrictions;

•       accounting and statistical requirements;

•       solvency margins;

•       minimum coverage; and

•       mandatory provisioning policies.

The regulatory structure governing Brazilian banks and insurance companies is continuously evolving.  Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted.  Such changes could materially adversely affect our operations and our revenues.

Sharon Blume

United States Securities and Exchange Commission

July 24, 2012

In particular, the Brazilian government has historically enacted regulations affecting financial institutions in an effort to implement its economic policies.  These regulations are intended to control the availability of credit and reduce or increase consumption in Brazil.  These changes may adversely affect us because our returns on compulsory deposits are lower than those we obtain on our other investments.

~~Parts of our business that are not currently subject to government regulation may become regulated in the future. For example, there are several legislative proposals currently under discussion in the Brazilian congress to regulate the credit card industry. Some of these proposals aim at increasing competition in the industry and limiting the fees charged by credit card companies. On November 25, 2010, for example, the Central Bank issued new regulations on fees charged by financial institutions, including criteria for calculating minimum credit card payments. Such rules, which are applicable to agreements  executed after June 1, 2011 (and which will be applicable starting on June 1, 2012 to agreements executed before June 1, 2011), set forth, among other things, that only five types of fees can be charged, including annual fee, fees with respect to issuance of a second card, cash withdrawal, payment of accounts and emergency request of increase in the credit limits; and that the minimum payment of the monthly invoices cannot be less than 20.0% of their total amount. New regulations affecting the credit card industry may have a material adverse effect on the revenues from our credit card business. Such new regulations and other regulatory changes affecting other businesses, in which we are engaged, including our broker dealer and leasing operations, could have an adverse effect on our operations and our revenues.~~”

Item 18. Financial Statements

Consolidated Statement of Income, F-5

2. Please consider revising future filings to present additional line items on the face of the statement of income for total operating income and total operating expense. Refer to paragraph 85 of IAS 1.

In response to the Staff´s comment, the Company will include total operating income and total operating expense in the consolidated statement of income in future filings.  For illustrative purposes, the Company sets out its consolidated statement of income for the fiscal years ended December 31, 2011, 2010 and 2009 as so revised below:

Sharon Blume

United States Securities and Exchange Commission

July 24, 2012

	R$ thousand
	Years ended December 31
	Note	2011	2010	2009
Interest and similar income		82,367,272	63,772,183	55,165,229
Interest and similar expenses		(46,755,986)	(31,000,892)	(27,974,717)
Net interest income	6	35,611,286	32,771,291	27,190,512
Fee and commission income		10,868,311	9,421,485	7,866,601
Fee and commission expenses		(33,978)	(26,947)	(19,219)
Net fee and commission income	7	10,834,333	9,394,538	7,847,382
Net gains/(losses) on financial instruments classified as held for trading	8	(608,270)	2,212,733	5,983,781
Net gains/(losses) on financial instruments classified as available for sale	9	365,302	754,416	757,255
Net gains/(losses) of foreign currency transactions	10	2,625,813	(682,961)	(897,638)
Income from insurance and pension plans	11	3,076,175	2,577,730	1,778,016
Operating income		5,459,020	4,861,918	7,621,414
Impairment of loans and advances	12	(8,296,151)	(5,756,125)	(10,809,611)
Personnel expenses	13	(11,150,970)	(8,794,017)	(7,334,164)
Other administrative expenses	14	(11,477,134)	(9,761,445)	(8,138,058)
Depreciation and amortization	15	(2,120,335)	(1,966,433)	(1,516,529)
Other operating income/(expenses)	16	(4,858,702)	(6,002,663)	(3,024,640)
Operating expense		(37,903,292)	(32,280,683)	(30,823,002)
Income before income taxes and equity in the earnings of associates		14,001,347	14,747,064	11,836,306
Equity in the earnings of associates	27	682,122	577,053	728,867
Income before income taxes		14,683,469	15,324,117	12,565,173
Income and social contribution taxes	17	(3,594,027)	(5,271,924)	(4,264,330)
Net income for the year		11,089,442	10,052,193	8,300,843

Attributable to shareholders:
Controlling shareholders		10,958,054	9,939,575	8,283,007
Non-controlling interest		131,388	112,618	17,836

Basic and diluted income per share based on the weighted average number of shares attributable to shareholders (expressed in R$ per share):
– Earnings per common share	18	2.74	2.52	2.12
– Earnings per preferred share	18	3.01	2.77	2.34

Sharon Blume

United States Securities and Exchange Commission

July 24, 2012

Notes to the Consolidated Financial Statements

General

3. Please revise future filings to disclose assets and liabilities expected to be recovered or settled after more than 12 months in accordance with paragraph 61 of IAS 1. Show us what your revised disclosure will look like in future filings in your response.

In response to the Staff´s comments, in its future filings the Company will include a table containing the total of non-financial assets and the total of non-financial liabilities segregated by current and non-current.  Moreover, the Company will segregate the financial assets and financial liabilities presented in the table “Statement of financial position by maturity” included in “Note 3.3. Liquidity Risk” between current and non-current.  As the Staff requested, the Company sets out below its statement of financial position as of December 31, 2011 and as of December 31, 2010 as so amended:

“Note 3.3. Liquidity Risk”

Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Company segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the date of the consolidated financial statements, and by current and non-current:

Sharon Blume

United States Securities and Exchange Commission

July 24, 2012

	R$ thousand
	December 31, 2011
	Current			Non-current
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity	Total
Assets
Cash and balances with banks	93,777,577	-	-	-	-	-	93,777,577
Financial assets held for trading	30,919,375	1,576,150	8,971,911	32,801,491	12,882,763	9,445,387	96,597,077
Financial assets available for sale	104,860	93,328	556,850	2,597,840	36,938,973	4,956,547	45,248,398
Investments held to maturity	607,926	-	125,886	207,601	3,169,574	-	4,110,987
Assets pledged as collateral	27,582,634	33,650,523	422,925	26,371,642	9,094,356	-	97,122,080
Loans and advances to banks	50,031,083	9,026,976	1,679,629	11,894,106	32,096	-	72,663,890
Loans and advances to customers	35,661,204	67,729,071	39,982,240	87,353,692	15,148,742	-	245,874,949
Other financial assets (1)	25,434,232	-	-	-	-	-	25,434,232
Total financial assets	264,118,891	112,076,048	51,739,441	161,226,372	77,266,504	14,401,934	680,829,190

Liabilities
Deposits from banks	105,430,313	21,549,272	14,475,429	58,745,664	4,089,498	-	204,290,176
Deposits from customers (2)	105,721,822	13,788,522	11,507,322	84,284,286	1,018,986	-	216,320,938
Financial liabilities held for trading	204,584	183,418	76,070	176,072	107,066	-	747,210
Funds from securities issued	335,483	6,121,755	8,033,030	26,233,251	907,450	-	41,630,969
Subordinated debt	103,973	2,788,605	4,616,848	5,590,898	13,809,767	-	26,910,091
Insurance technical provisions and pension plans (2)	75,346,103	1,697,496	475,194	21,593,528	-	-	99,112,321
Other financial liabilities (3)	29,932,557	-	-	-	-	-	29,932,557
Total financial liabilities	317,074,835	46,129,068	39,183,893	196,623,699	19,932,767	-	618,944,262

Sharon Blume

United States Securities and Exchange Commission

July 24, 2012

	R$ thousand
	December 31, 2010
	Current			Non-current
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity	Total
Assets
Cash and balances with banks	80,960,127	-	-	-	-	-	80,960,127
Financial assets held for trading	29,342,547	5,447,545	5,316,906	23,022,361	6,445,339	5,659,493	75,234,191
Financial assets available for sale	2,004,181	392,587	12,773	2,829,059	29,976,417	4,964,127	40,179,144
Investments held to maturity	-	105,875	-	315,877	2,972,555	-	3,394,307
Assets pledged as collateral	6,222,456	25,443,405	2,153,143	40,979,487	4,902,121	-	79,700,612
Loans and advances to banks	31,868,601	19,292,803	1,091,075	2,846,678	9,616,255	-	64,715,412
Loans and advances to customers	35,561,963	57,240,269	34,974,046	80,760,879	1,743,025	-	210,280,182
Other financial assets (1)	18,657,314	-	-	-	-	-	18,657,314
Total financial assets	204,617,189	107,922,484	43,547,943	150,754,341	55,655,712	10,623,620	573,121,289

Liabilities
Deposits from banks	79,760,829	21,915,116	13,982,560	52,763,443	3,498,969	-	171,920,917
Deposits from customers (2)	96,621,923	7,498,289	20,769,356	66,016,727	1,569,653	-	192,475,948
Financial liabilities held for trading	291,163	198,179	110,031	109,259	24,335	-	732,967
Funds from securities issued	209,155	2,483,953	2,273,497	12,245,244	597,916	-	17,809,765
Subordinated debt	1,122,186	4,460,861	2,417,064	15,014,877	3,299,958	-	26,314,946
Insurance technical provisions and pension plans (2)	60,032,455	2,101,400	1,284,674	20,074,517	-	-	83,493,046
Other financial liabilities (3)	26,140,152	-	-	-	-	-	26,140,152
Total financial liabilities	264,177,863	38,657,798	40,837,182	166,224,067	8,990,831	-	518,887,741

(1)   Includes mainly foreign exchange transactions, debtors for guarantee deposits and negotiation and intermediation of securities;

(2)   Demand and savings deposits and insurance technical provisions and pension plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover; and

(3)   Includes mainly credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, finance leasing and capitalization bonds.

Sharon Blume

United States Securities and Exchange Commission

July 24, 2012

The tables below show the assets and liabilities of the Company segregated by current and non-current, on the date of the consolidated financial statements:

	R$ thousand
	December 31, 2011
	Current	Non-current	Total
Assets
Total financial assets	427,934,380	252,894,810	680,829,190
Non-current assets held for sale	444,811	540	445,351
Investments in associated companies	-	2,390,466	2,390,466
Property and equipment	-	4,267,218	4,267,218
Intangible assets and goodwill	-	7,216,697	7,216,697
Taxes to be offset	449,459	4,123,468	4,572,927
Deferred income tax assets	-	17,093,388	17,093,388
Other assets	3,374,601	1,897,054	5,271,655
Total non-financial assets	4,268,871	36,988,831	41,257,702
Total assets	432,203,251	289,883,641	722,086,892

Liabilities
Total financial liabilities	402,387,796	216,556,466	618,944,262
Other provisions	1,153,355	16,773,095	17,926,450
Current income tax liabilities	2,595,660	163,318	2,758,978
Deferred income tax liabilities	-	2,246,508	2,246,508
Other liabilities	20,348,345	480,255	20,828,600
Total non-financial liabilities	24,097,360	19,663,176	43,760,536
Total equity	-	59,382,094	59,382,094
Total liabilities and equity	426,485,156	295,601,736	722,086,892

Sharon Blume

United States Securities and Exchange Commission

July 24, 2012

	R$ thousand
	December 31, 2010
	Current	Non-current	Total
Assets
Total financial assets	356,087,616	217,033,673	573,121,289
Non-current assets held for sale	411,602	540	412,142
Investments in associated companies	-	2,298,200	2,298,200
Property and equipment	-	3,669,281	3,669,281
Intangible assets and goodwill	-	5,412,088	5,412,088
Taxes to be offset	566,849	1,023,448	1,590,297
Deferred income tax assets	-	12,733,792	12,733,792
Other assets	2,265,959	1,450,976	3,716,935
Total non-financial assets	3,244,410	26,588,325	29,832,735
Total assets	359,332,026	243,621,998	602,954,024

Liabilities
Total financial liabilities	343,672,843	175,214,898	518,887,741
Other provisions	1,262,994	12,064,872	13,327,866
Current income tax liabilities	1,923,372	-	1,923,372
Deferred income tax liabilities	-	1,980,544	1,980,544
Other liabilities	15,142,072	533,864	15,675,936
Total non-financial liabilities	18,328,438	14,579,280	32,907,718
Total equity	-	51,158,565	51,158,565
Total liabilities and equity	362,001,281	240,952,743	602,954,024

Note 3 – Risk Management

Renegotiated Loans and Advances, F-46

4. It is unclear from your disclosure on page F-46 if renegotiated loans and advances are considered impaired. Please tell us and revise future filings to include the following related to these loans:

• Explain your policy for determining whether a loan modification is considered impaired or not;

• Explain in detail your policy for determining impairment on modified loans and advances and how you considered the guidance in paragraph 59(c) of IAS 39 when evaluating these loans for impairment;

Sharon Blume

United States Securities and Exchange Commission

July 24, 2012

The total of “Renegotiated loans and advances to customers” (pg. F-46) of R$8,658,167 thousand is included in the total for item “(iii) Loans and advances to customers impaired” (pg. F-45) of R$26,299,138 thousand, and, as a result, in the “By category” table on the same page. Therefore, “Renegotiated loans and advances to customers” represent only a portion of total impaired loans.

Our policy for impairment is disclosed in the last paragraph of page F-43 as follows:

“The Organization’s loans are classified as “impaired” when they are (a) past due over 90 days, or (b) incurred in loss, or (c) rescheduled and/or that have been, or (d) reclassified as high risk levels and/or have been subject to, or (e) bankruptcy events (declared bankrupt, or application, or grant, or approval by judicial or extrajudicial authority).”

In future filings we propose to revise the foregoing as indicated in track changes below:

“The Organization’s loans are classified as “impaired” when they ~~are~~  (a) are  past due over 90 days, ~~or~~  (b) have  incurred ~~in~~  a  loss, ~~or~~  (c) ~~rescheduled and/or that have been, or~~ have been renegotiated in a manner that grants a concession to the borrower that we would not otherwise consider,  (d) have been reclassified as a  higher  risk level~~s~~  and/or (e)  have been subject to~~, or (e)~~ bankruptcy events (declared bankrupt, or application, or grant, or approval by judicial or extrajudicial authority).”

The accounting policy for determining impairment on renegotiated loans and advances is disclosed in note 3.1(iii) on pg. F-47 “Measurement of Credit Risk,”  which applies to all impaired loans, including renegotiated loans.  Additionally, renegotiated loans and advances are considered subject to impairment in accordance with paragraph 59(c) of IAS 39.

Modifying the original maturity or payment terms of loan agreements is considered to be a renegotiation, and it takes place when the client's financial difficulties are manifested through late payments, bankruptcy filings, or other events.

Renegotiations include debt restructuring, which takes into account the extension of payment plans, among other factors. The policies and practices of renegotiation are based on parameters that focus on adjusting the timing of cash payments based on the client's actual cash flow generation capacity.

Based on this information, alternatives are sought to restructure a client's liability, either through adjusted deadlines (extended repayment terms), a grace period (to respond to immediate needs), changes to the contractual charges (when the client cannot afford the contracted interest rates), differentiated payment flows (a flow that increases over time in order to allow the client to service its obligations already incurred with other creditors).

Sharon Blume

United States Securities and Exchange Commission

July 24, 2012

At the same time, we seek to improve access to secondary sources of repayment, mainly by adding collateral (primarily real estate and fixtures) or guaranties (individuals or corporations).   To do this, we research the assets held by the joint debtors in order to identify resources i.e. free and clear property that can be used in the future, in the event of a new default, to ensure the total or partial receipt of the loan amount, either through an administrative or legal proceeding.

Often, clients may request a discount on the debt amount, however such a concession is granted on an exceptional basis only, when all of the alternatives for a full repayment of the loan amount have been exhausted.  As a general rule, we seek to offer payment alternatives to the client (extensions, reduced charges, etc.) in order to avoid granting such a discount.  If and when such a discount is granted, there must be a justification, such as high tax debts, high labor debts, a lack of assets or payment in cash.  Given our level of provisions prior to the renegotiation process, we have not generally experienced losses with discounts exceeding the amount already provisioned.

These strategies mentioned above have resulted in successful negotiations, allowing the customer to meet their obligations and, consequently, repay the loan to the bank.

• Specifically disclose all the factors you consider at the time a loan is modified to determine whether the loan should continue to accrue interest and explain how such interest is calculated;

At the time a loan is modified, our Management considers the new loan's conditions and renegotiated maturity and it no longer considers it past due.  From the date of modification, renegotiated interest begins to accrue, using the effective interest rate method, taking into consideration the customer’s capacity to pay the loan based on the analysis made by our Management.  If the customer fails to maintain the new negotiated terms, our Management considers ceasing accrual from that point.

• Quantify the type of concessions made on loan modifications (reduction in interest rate, payment extensions, forgiveness of principal, etc) and discuss your success with the different types of concessions; and

Concessions made on loan modifications are assessed and quantified in a combined manner and not by type. Our success with the concessions is demonstrated in the payments line set out in the table below.

The following table shows changes made to and our analysis of our portfolio of renegotiated loans and advances to customers:

Sharon Blume

United States Securities and Exchange Commission

July 24, 2012

	R$ thousand
	December 31
	2011	2010
Renegotiated loans and advances at January 1st	6,911,604	5,546,177
Additional renegotiated amounts, including interest	7,800,419	5,885,354
Payments received	(3,559,407)	(2,509,824)
Write-Offs	(2,494,449)	(2,010,103)
Renegotiated loans and advances at December 31st	8,658,167	6,911,604
Impairment of loans and advances	(5,521,460)	(4,341,572)
Total renegotiated loans and advances to customers, net of impairment	3,131,707	2,570,032
Impairment on renegotiated loans and advances as a percentage of the total renegotiated loans and advances	63.8%	62.8%
Total renegotiated loans and advances as a percentage of the total loan portfolio	3.3%	3.1%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	1.3%	1.2%

• Tell us the impairment charges taken on renegotiated loans and advances in the periods presented, if any.

The impairment charges, net of recoveries taken on renegotiated loans and advances for the years ended December 31, 2011 and 2010 were R$1,179,888 thousand and R$921,314 thousand, respectively.  These amounts relate to charges for loans and advances that were renegotiated during the current year as well as additional provisions needed subsequent to the renegotiation date due to a deterioration in these loans after the renegotiation date.

As set out above and in accordance with the Staff's request, the proposed disclosure in future filings is set out below:

“Renegotiated loans and advances to customers

The total balance of “Loans and advances to customers impaired” includes renegotiated loans and advances to customers. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, writing off part of the loan principal amount.

Renegotiations may occur after debts are past due or when the Company has information about a significant deterioration in the client’s creditworthiness. The purpose of such renegotiations is to adapt the loan to reflect the client’s actual payment capacity.

Sharon Blume

United States Securities and Exchange Commission

July 24, 2012

The following table shows changes made to and our analysis of our portfolio of renegotiated loans and advances to customers:

	R$ thousand
	December 31
	2011	2010
Renegotiated loans and advances at January 1st	6,911,604	5,546,177
Additional renegotiated amounts, including interest	7,800,419	5,885,354
Payments received	(3,559,407)	(2,509,824)
Write-Offs	(2,494,449)	(2,010,103)
Renegotiated loans and advances at December 31st	8,658,167	6,911,604
Impairment of loans and advances	(5,521,460)	(4,341,572)
Total renegotiated loans and advances to customers, net of impairment	3,131,707	2,570,032
Impairment on renegotiated loans and advances as a percentage of the renegotiated portfolio	63.8%	62.8%
Total renegotiated loans and advances as a percentage of the total loan portfolio	3.3%	3.1%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	1.3%	1.2%

At the time a loan is modified, the Management considers the new loan's conditions and renegotiated maturity and it is no longer considered past due.  From the date of modification, renegotiated interest begins to accrue, using the effective interest rate method, taking into consideration the customer’s capacity to pay the loan based on the analysis made by the Management.  If the customer fails to maintain the new negotiated terms, the Administration considers ceasing accrual from that point.

Additionally, any balances related to renegotiated loans and advances to customers that have already been written off and recorded in off-balance sheet accounts, as well as any gains from renegotiations, are recognized only when received.”

Sharon Blume

United States Securities and Exchange Commission

July 24, 2012

* * * *

In accordance with your request, we acknowledge that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is grateful for your assistance in this matter and we hope that the responses adequately address the Staff’s comments. Please contact us if you have any comments or questions regarding the Company’s responses to the Staff’s comments and the annual report.

Sincerely,

/s/ Luiz Carlos Trabuco Cappi
Luiz Carlos Trabuco Cappi
Chief Executive Officer

Enclosures

cc:        Mr. Cláudio Sertório

            KPMG Auditores Independentes

            Mr. Anand Saha

            Clifford Chance US LLP